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                           March 17, 2023

       Matthew Feinstein
       Chief Executive Officer
       Pineapple Express Cannabis Company
       10351 Santa Monica Blvd., Suite 420
       Los Angeles, CA 90025

                                                        Re: Pineapple Express
Cannabis Company
                                                            Schedule 13D filed
by Matthew Feinstein
                                                            Filed March 1, 2023
                                                            Filed No. 005-94003

       Dear Matthew Feinstein:

                                                        We have reviewed the
above-captioned filing, and have the following comment.

               Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comment does not apply to your facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

                After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

       Schedule 13D filed March 1, 2023

       General

   1. We note the date of the event reported as requiring the filing of the Schedule 13D was
                                                        December 18, 2022. Rule
13d-1(a) of Regulation 13D-G requires the filing of a Schedule
                                                        13D within 10 days
after the acquisition of more than five percent of a class of equity securities specified in
Rule 13d-1(i). Based on the December 18, 2022 event date, the
                                                        Schedule 13D submitted
on March 1, 2023 was not timely filed. Please advise us why the
                                                        Schedule 13D was not
filed within the required 10 days after the acquisition.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Matthew Feinstein
Pineapple Express Cannabis Company
March 17, 2023
Page 2

       Please direct any questions to Michael Killoy at (202) 551-7576 or Nicholas Panos at
(202) 551-3266.



FirstName LastNameMatthew Feinstein                        Sincerely,
Comapany NamePineapple Express Cannabis Company
                                                           Division of
Corporation Finance
March 17, 2023 Page 2                                      Office of Mergers &
Acquisitions
FirstName LastName